Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

U-BX Technology Ltd.
Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on November 4, 2025 at 3:00 p.m. Beijing Time (November 4, 2025 at 3:00 a.m. Eastern Time)

The undersigned hereby appoints Jian Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of U-BX Technology Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6, 7 and 8.

Item 1	By an ordinary resolution, to re-appoint four directors, Jian Chen, Xu Xie, Da Yang, and Shaolan Ma, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors.

Jian Chen	☐ For	☐ Against	☐ Abstain
Xu Xie	☐ For	☐ Against	☐ Abstain
Da Yang	☐ For	☐ Against	☐ Abstain
Shaolan Ma	☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending on June 30, 2026.

	☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, (a) to approve an increase of the Company’s authorized share capital from USD 1,000,000.00 divided into 625,000,000 ordinary shares of par value USD 0.0016 each to USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each by the creation of additional 155,625,000,000 ordinary shares of par value USD 0.0016 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”) and (b) to authorise the directors of the Company to effect the Share Capital Increase, and to take all such actions (including without limitation, to determine the effective time of the Share Capital Increase) as they may consider necessary or desirable in connection with the implementation of the Share Capital Increase.

	☐ For	☐ Against	☐ Abstain

Item 4	By (a) a special resolution and after the Share Capital Increase, to (i) re-designate all of the issued and outstanding ordinary shares of par value USD 0.0016 each in the capital of the Company (the “Ordinary Shares”) into class A ordinary shares of USD 0.0016 par value each, each having identical rights as the existing Ordinary Shares with one (1) vote per share (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 5,000,000,000 authorized but unissued Ordinary Shares into 5,000,000,000 class B ordinary shares of par value USD 0.0016 each, each having 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis, (i-iii above are collectively referred to as the “Variation of Share Capital”) such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each, to USD 250,000,000.00 divided into 151,250,000,000 class A ordinary shares of par value USD 0.0016 each and 5,000,000,000 class B ordinary shares of par value USD 0.0016 each; and (b) a special resolution to approve the adoption of the new Amended and Restated Memorandum and Articles of Association of the Company in the form attached herein and that the Company’s currently effective Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and the substitution in their place of the new Amended and Restated Memorandum and Articles of Association to reflect the Variation of Share Capital and to consent to any variation or abrogation of rights as a result thereof; ((a) and (b) above are collectively referred to as the “Adoption of Dual-Class Structure”) and (c) by a special resolution to authorise the directors of the Company to effect the Adoption of Dual-Class Structure, and to take all such actions (including without limitation, to determine the effective date of the Adoption of Dual-Class Structure) as they may consider necessary or desirable in connection with the implementation of the Adoption of Dual-Class Structure.

	☐ For	☐ Against	☐ Abstain

Item 5

By an ordinary resolution and conditional upon the effectiveness of the Adoption of Dual-Class Structure, to approve the repurchase of certain fully-paid Class A Ordinary Shares out of the proceeds of the fresh issuance of certain Class B Ordinary Shares as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be repurchased after giving effect to the Adoption of Dual-Class Structure	Number of Shares to be issued after giving effect to the Adoption of Dual-Class Structure
Jian Chen	6,934,884 Ordinary Shares	6,934,884 Class A Ordinary Shares	6,934,884 Class B Ordinary Shares

Superego Pulse Limited	724,651 Ordinary Shares	724,651 Class A Ordinary Shares	724,651 Class B Ordinary Shares

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, (a) to approve a share consolidation of the Company’s issued and unissued ordinary shares (including class A ordinary shares and class B ordinary shares, if any) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board of directors of the Company in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”) provided that the aggregate ratio shall not exceed one (1)-for-two hundred and fifty (250) and that no fractional share shall arise from the Share Consolidation, and (b) to authorize the Company to round up any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board of directors to do all other such acts and things as the Board of directors considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidations, including determining the exact ratio for the Share Consolidation and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

	☐ For	☐ Against	☐ Abstain

Item 7	By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “U-BX Technology Ltd.” to “MindForge Inc.”; (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions; and (c) to approve the adoption of another new Amended and Restated Memorandum and Articles of Association of the Company in the form attached herein and that the Company’s then effective Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and the substitution in their place of the new Amended and Restated Memorandum and Articles of Association to reflect the Name Change, if applicable.

	☐ For	☐ Against	☐ Abstain

Item 8	By an ordinary resolution, to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Seven.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/ubxtechnology.

Consent to electronic delivery of proxy material: __________________________(email address).